                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                             On2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              David C. Goldberg, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 12 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,578,054**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,578,054**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,578,054**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 400,000 shares of common stock issuable upon the conversion of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company") Series A preferred shares, (2) 820,911 shares of common stock issuable upon the conversion of On2 Series C-VI preferred shares and (3) 5,357,143 shares of common stock issuable upon the exercise of On2 Series C-VI Warrants.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 2 of 12 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Insurance Holding Corporation ("CIHC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,578,054**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,578,054**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,578,054**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. CIHC disclaims beneficial ownership of any On2 common stock.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D          Page 3 of 12 pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,578,054**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,578,054**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,578,054**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. Associated Madison disclaims beneficial ownership of any On2 common stock.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 12 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC ("CAI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                        0**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                        0**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Prior to the merger between The St. Paul Companies Inc. ("St. Paul") and Travelers Property Casualty Corp ("TAP") effective as of April 1, 2004 (the "Merger"), Citigroup Alternative Investments LLC ("CAI") managed investments on behalf of The Travelers Indemnity Company ("Travelers Indemnity"), a wholly owned subsidiary of TAP. As a result of the Merger, effective June 4, 2004, CAI no longer managed investments in the Company's securities on behalf of Travelers Indemnity and no longer beneficially owned any of the Company's securities. See Item 5.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 5 of 12 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                        0**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                        0**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Prior to the Merger, CAI, a wholly owned subsidiary of CII, managed investments on behalf of Travelers Indemnity, a wholly owned subsidiary of TAP. As a result of the Merger, effective June 4, 2004, CAI no longer managed investments in the Company's securities on behalf of Travelers Indemnity and no longer beneficially owned any of the Company's securities. See Item 5.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D               Page 6 of 12 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                        6,588,914**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                        6,588,914**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,588,914**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 6,578,054 shares directly beneficially owned by The
   Travelers Insurance Company and (ii) 10,860 shares directly beneficially owned by other subsidiaries of Citigroup. Citigroup disclaims beneficial ownership of any shares of On2 common stock.

SCHEDULE 13D

This Amendment No. 11 to Schedule 13D amends the Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, as amended by Amendment No. 2 filed on July 23, 2001, as amended by Amendment No. 3 filed on August 17, 2001, as amended by Amendment No. 4 filed on April 12, 2002, as amended by Amendment No. 5 filed on May 29, 2002, as amended by Amendment No. 6 filed on June 3, 2002, as amended by Amendment No. 7 filed on August 30, 2002, as amended by Amendment No. 8 filed on August 29, 2003, as amended by Amendment No. 9 filed on December 16, 2003, as amended by Amendment No. 10 filed on February 27, 2004, relating to the common stock, par value $0.01 per share (the "Common Stock") of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company").

Except as otherwise described herein, the information contained in the
Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. INDENTITY AND BACKGROUND.

         The response to Item 2 of the Schedule 13D is hereby amended as follows.

         (a) - (c) Please see Schedule A attached hereto.

ITEM 4. PURPOSE OF TRANSACTION.

        Prior to the merger between St. Paul and TAP effective as of April 1, 2004 (the "Merger"), CAI managed investments on behalf of Travelers Indemnity, a wholly owned subsidiary of TAP. As a result of the Merger, effective June 4, 2004, CAI no longer managed investments in the Company's securities on behalf of Travelers Indemnity and no longer beneficially owned any of the Company's securities. See Item 5.

        Except as described in this Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership calculations in Item 5 of this Schedule 13D are based upon the Reporting Persons holdings as of the date of this Schedule 13D and the 76,586,147 shares of Common Stock outstanding, as reported in the Company's Form 10-QSB filed on May 13, 2004.

     (a) TIC. TIC beneficially owns 6,578,054 shares, or 7.9%, of the Company's Common Stock. This includes (i) 400,000 shares of Common Stock issuable upon the conversion of On2 Series A preferred shares, which subject to certain conditions, may be converted at any time; (ii) 820,911 shares of Common Stock issuable upon the conversion of On2 Series C-VI preferred shares, which subject to certain conditions, may be converted at any time; and (iii) 5,357,143 shares of Common Stock issuable upon the exercise of On2 Series C-VI Warrants, which subject to certain conditions, may be exercised at any time at a price of $0.56 per share. TIC disclaims beneficial ownership of the 10,860 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     CIHC and ASSOCIATED MADISON. CIHC owns all of the outstanding common stock of TIC; Associated Madison owns all of the outstanding common stock of CIHC. As a result, each of CIHC and Associated Madison may be deemed to beneficially own the 6,578,054 shares, or 7.9%, of the Company's Common Stock that is beneficially owned by TIC. CIHC and Associated Madison each disclaim beneficial ownership of the 10,860 shares of Common Stock held by other Citigroup subsidiaries.

     CAI. As a result of the Merger, effective June 4, 2004, CAI no longer managed the beneficial ownership interest in shares of the Company's Common Stock that were directly beneficially owned by Travelers Indemnity and no longer beneficially owned any of the Company's Common Stock. CAI disclaims beneficial ownership of the 6,578,054 shares of Common Stock beneficially owned by TIC and the 10,860 shares beneficially owned by other Citigroup subsidiaries.

     CII. CII owns all of the outstanding common stock of CAI. Upon completion of the Merger, CII no longer indirectly beneficially owned the shares of the Company's Common Stock that CAI had managed. CII disclaims beneficial ownership of the 6,578,054 shares of Common Stock beneficially owned by TIC and the 10,860 shares beneficially owned by other Citigroup subsidiaries.

         CITIGROUP. Citigroup owns all of the outstanding common stock of CII and Associated Madison. As a result of its holding company structure, Citigroup may be deemed to beneficially own 6,588,914 shares, or 7.9%, of the Company's Common Stock. This includes (i) 6,578,054 shares of Common Stock beneficially owned by TIC and (ii) 10,860 shares of Common Stock beneficially owned by other Citigroup subsidiaries. Citigroup disclaims beneficial ownership of any shares of the Company's Common Stock.

     (b) TIC, CIHC, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 6,578,054 shares of Common Stock beneficially owned by TIC. Citigroup may be deemed to share the voting and dispositive power of 10,860 shares of Common Stock beneficially owned by other subsidiaries of Citigroup.

     (c) To the best knowledge of the Reporting Persons, during the period since the filing of Amendment 10 to this Schedule 13D on February 27, 2004, the Reporting Persons have engaged in the following transactions:

          On each of the following dates, TIC sold shares of Common Stock in open market transactions in the amount and at the average price described below:


               DATE                 SHARES SOLD                  AVERAGE PRICE
               ----                 -----------                  -------------
          February 24, 2004            23,950                         $1.07
          February 25, 2004            38,625                         $1.06
          February 26, 2004            60,400                         $0.98
          February 27, 2004            67,570                         $1.00
          March 1, 2004                53,200                         $0.96
          March 2, 2004                63,850                         $1.00
          March 3, 2004                46,250                         $0.94


     Other than the foregoing transactions and as otherwise described in
Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to the Statement on
Schedule 13D, have effected a transaction in shares of Common Stock during the period since the filing of Amendment 10 to this Schedule 13D on February 27, 2004 (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Prior to the Merger, CAI managed investments on behalf of Travelers Indemnity, a wholly owned subsidiary of TAP. In connection with the Merger, St. Paul and CAI agreed that CAI would temporarily continue to manage investments in the Company's securities on behalf of Travelers Indemnity and thus CAI continued to be a beneficial owner of the Company's securities (for a copy of the Merger agreement, see Form 8-K dated April 1, 2004 and Exhibit 10(t) of the Form 10-K for the year ended December 31, 2003 filed by The St. Paul Travelers Companies, Inc.). On June 4, 2004, St. Paul assumed control of the Company's securities thereby terminating CAI's investment discretion and beneficial ownership.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      June 10, 2004

      CITIGROUP ALTERNATIVE INVESTMENTS LLC


      By:    /s/ Andrew E. Feldman
          ---------------------------
      Name: Andrew E. Feldman
      Title: Assistant Secretary


      CITIGROUP INVESTMENTS INC.


      By:    /s/ Andrew E. Feldman
          ---------------------------
      Name: Andrew E. Feldman
      Title: Assistant Secretary


      THE TRAVELERS INSURANCE COMPANY


      By:    /s/ David C. Goldberg
          ---------------------------
      Name: David C. Goldberg
      Title:  Assistant Secretary


      CITIGROUP INSURANCE HOLDING CORPORATION


      By:    /s/ David C. Goldberg
         ---------------------------
      Name: David C. Goldberg
      Title:  Assistant Secretary


      ASSOCIATED MADISON COMPANIES, INC.


      By:    /s/ David C. Goldberg
         ---------------------------
      Name: David C. Goldberg
      Title:  Assistant Secretary

      CITIGROUP INC.


      By:    /s/ David C. Goldberg
         ---------------------------
      Name: David C. Goldberg
      Title:  Assistant Secretary




                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

                             SCHEDULE A
                             ----------

TRAVELERS INSURANCE COMPANY

Name                              Title
----                              -----

George C. Kokulis                 Director and Executive Officer
Glenn D. Lammey                   Director and Executive Officer
Marla B. Lewitus                  Director and Executive Officer
Kathleen L. Preston               Director and Executive Officer
Edward W. Cassidy                 Executive Officer
Winifred E. Grimaldi              Executive Officer
William P. Krivoshik              Executive Officer
Brendan M. Lynch                  Executive Officer
David P. Marks                    Executive Officer
David A. Tyson                    Executive Officer


CITIGROUP ALTERNATIVE INVESTMENTS LLC

Name                                        Title
----                                        -----

Michael Carpenter                 Director and Executive Officer
Robert Case                       Director and Executive Officer
Millie Kim                        Director and Executive Officer
Michael Neborak                   Director and Executive Officer
James Zelter                      Director and Executive Officer

CITIGROUP INC.

Name                                       Title
----                                       -----

C. Michael Armstrong              Director
Alain J. P. Belda                 Director (Brazil)
George David                      Director
Kenneth T. Derr                   Director
John M. Deutch                    Director
The Honorable Gerald R. Ford      Honorary Director
Roberto Hernandez Ramirez         Director (Mexico)
Ann Dibble Jordan                 Director
Dudley C. Mecum                   Director
Richard D. Parsons                Director
Andrall E. Pearson                Director
Charles Prince                    Director and Executive Officer
Robert E. Rubin                   Director and Executive Officer
Franklin A. Thomas                Director
Sanford I. Weill                  Director and Executive Officer
Robert B. Willumstad              Director and Executive Officer
Winfred F. W. Bischoff            Executive Officer (United Kingdom and Germany)
David C. Bushnell                 Executive Officer
Michael A. Carpenter              Executive Officer
Robert Druskin                    Executive Officer
Stanley Fischer                   Executive Officer
William P. Hannon                 Executive Officer
Michael S. Helfer                 Executive Officer
Thomas W. Jones                   Executive Officer
Sallie L. Krawcheck               Executive Officer
Marjorie Magner                   Executive Officer
Deryck C. Maughan                 Executive Officer (United Kingdom)
Victor J. Menezes                 Executive Officer
William R. Rhodes                 Executive Officer
Todd S. Thomson                   Executive Officer